Exhibit 99.1

Rogers Communications Reports Second Quarter 2005 Results

Quarterly Revenue up 29%, Operating Profit Grows 27%, and Strong Subscriber Growth Continues;

Wireless Records Lowest Quarterly Postpaid Churn in Over Nine Years and Makes Significant Progress Integrating Microcell;

Cable Drives Accelerated Digital and Internet Sales and Concludes Quarter with Over One Million Internet Subscribers and the Introduction of Local Telephony Service;

Media Generates Continued Strong Operating Profit Growth

TORONTO (July 26, 2005) - Rogers Communications Inc. today announced its consolidated financial and operating results for the second quarter and six months ended June 30, 2005.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended June 30,	2005	2004	% Change
Operating revenue	1,732,511	1,343,495	29.0
Operating profit (1)	565,454	445,787	26.9
Net income (loss)	19,194	(7,959)	-
Earnings (loss) per share - basic	0.07	(0.03)	-

Six Months Ended June 30,	2005	2004	% Change
Operating revenue	3,314,926	2,608,244	27.1
Operating profit (1)	1,040,678	827,646	25.7
Net income (loss)	(26,832)	(86,142)	68.9
Loss per share - basic	(0.10)	(0.37)	73.0

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

Rogers Communications Inc.	1	Second Quarter 2005

Highlights of the second quarter of 2005 include the following:

•
Operating revenue increased 29.0% for the quarter, with all three operating companies contributing to the year-over-year growth, including 47.0% growth at Wireless, 5.3% growth at Cable and 27.1% growth at Media.

•	Consolidated quarterly operating profit grew 26.9% year-over-year, with 47.6% growth at Wireless and 13.9% growth at Media, offset by a 1.0% decline at Cable.

•
Wireless ended the quarter with a total of 5,707,700 retail wireless voice and data subscribers, reflecting postpaid net additions in the quarter of 116,500, compared to 88,300 in the second quarter of 2004, and prepaid subscriber net additions in the quarter of 8,000, compared to a net loss of 5,700 in the second quarter of 2004.

•
The integration of Fido (formerly Microcell) continued to progress as planned during the quarter with significant progress integrating the two GSM networks and the successful conversion of the Fido prepaid customer base to the Rogers Wireless prepaid billing platform. Over 80% of the Fido cell sites have now been integrated with successful network combinations completed in 23 of the top 25 Canadian cities.

•
On a pro forma basis, assuming the acquisition of Fido occurred on January 1, 2003, quarterly operating revenue increased by 15.4% on a consolidated basis and by 18.4% at Wireless; quarterly operating profit increased by 22.1% on a consolidated basis and by 38.5% at Wireless; quarterly PP&E expenditures increased by 13.8% on a consolidated basis and decreased by 9.4% at Wireless; Wireless added 116,500 net postpaid voice and data subscribers for the quarter compared to 134,200 in the second quarter of 2004; and Wireless added 8,000 net prepaid voice subscribers for the quarter, compared to a net loss of 35,000 in the second quarter of 2004.

•
Wireless continued to introduce leading-edge mobility solutions in the quarter launching powerful productivity tools and unique mobile entertainment for handsets including its MyMail two-way push e-mail, calendar and contacts service and its new mobile music service which allows the purchase and download of full digital songs to wireless phones and PCs.

•
Cable increased its number of revenue generating units by 79,200 in the quarter, driven by growth of 33,400 Internet subscribers and 56,900 digital cable subscribers (households), partially offset by the loss of 11,100 basic cable subscribers.

•
Cable celebrated the tenth anniversary of its introduction of high-speed Internet cable modem service by ending the quarter with over one million subscribers representing the second highest level of penetration in the industry.

•
Media's operating profit increased 13.9% from the same quarter in 2004 on solid revenue growth at Radio, OMNI TV and The Shopping Channel, combined with continued programming and production cost savings at Sportsnet associated with the NHL player lockout and continued operating cost savings at Publishing. In the quarter, Media’s acquisition of Vancouver based NOWTV was completed following approval by the CRTC in a decision which also provided for retransmission into the Victoria market and the launch of a new Winnipeg television station.

Rogers Communications Inc.	2	Second Quarter 2005

•
Several changes to our operating management structure were announced during the quarter that were designed to facilitate continued strong and profitable growth while further sharpening our integrated approach to many of our markets, channels and functions. Nadir Mohamed has assumed the role of President and Chief Operating Officer of the Communications Division of Rogers, which includes Wireless and Cable, and also became a member of the Board of Directors of RCI. Under Nadir Mohamed's leadership, Edward Rogers continues as President of Rogers Cable, while Robert Bruce was appointed President of Rogers Wireless.

•
On June 30, 2005, we issued a notice of redemption for all of our 5.75% convertible debentures due November 26, 2005 at a redemption price per US$1,000 face amount of US$992.28 for an aggregate redemption amount of approximately US$223.0 million and a redemption date of August 2, 2005. An aggregate of approximately 7.7 million RCI Class B Non-Voting shares could be issued if all debenture holders were to exercise their right to convert.

•
We declared a semi-annual dividend of C$0.05 per share on each outstanding RCI Class B Non-Voting share and RCI Class A Voting share, which was paid on July 4, 2005 to shareholders of record on June 15, 2005.

•
We significantly expanded our telephony offerings on July 1, 2005 with the successful completion of the acquisition of Call-Net Enterprises Inc. and the introduction of voice-over-cable local telephony services in the Greater Toronto Area.

•
Also on July 1, 2005, Canada's national wireless carriers introduced inter-carrier multimedia message services (“MMS”) to wireless phone customers across the country. MMS greatly enhances traditional text messaging by allowing users to include photos, video clips, graphics, and audio clips and send them to other MMS-capable phones or to any e-mail address in the world.

“The successful introduction of Rogers’ voice-over-cable local telephony services and the completion of the Call-Net acquisition, combined with our 20 years of wireless telephony experience, means Rogers now provides telephone service to over six million Canadians from coast to coast,” said Ted Rogers, President and CEO of Rogers Communications Inc. “As Canada’s leading wireless carrier and the country’s largest cable provider, we are positioned better than any other company in North America to capture the opportunities that lie ahead from the accelerating convergence of broadband and wireless technologies, while our media businesses generate excellent returns and serve as a potent force in supporting our growing array of communications services.”

Rogers Communications Inc.	3	Second Quarter 2005

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2004 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of July 25, 2005.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following three segments:

•
“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”), Rogers Wireless Alberta Inc., Fido Inc. (“Fido”, formerly Microcell Telecommunications Inc.), and Fido Solutions Inc. (formerly Microcell Solutions Inc.);

•	“Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries;

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Rogers Communications Inc.	4	Second Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts and margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Wireless	$963.9	$655.9	47.0	$1,839.3	$1,248.8	47.3
Cable	500.1	474.8	5.3	1,005.3	947.9	6.1
Media	293.4	230.9	27.1	512.7	446.6	14.8
Corporate items and eliminations	(24.9)	(18.1)	37.6	(42.4)	(35.1)	20.8
Total	$1,732.5	$1,343.5	29.0	$3,314.9	$2,608.2	27.1

Operating expenses
Wireless	$599.1	$408.8	46.6	$1,176.2	$782.1	50.4
Cable	328.5	301.5	9.0	653.1	603.4	8.2
Media	249.2	192.1	29.7	457.2	401.3	13.9
Corporate items and eliminations	(9.8)	(4.7)	108.5	(12.2)	(6.2)	96.8
Total	$1,167.0	$897.7	30.0	$2,274.3	$1,780.6	27.7

Operating profit (1)
Wireless	$364.8	$247.1	47.6	$663.1	$466.7	42.1
Cable	171.6	173.3	(1.0)	352.2	344.5	2.2
Media	44.2	38.8	13.9	55.5	45.3	22.5
Corporate items and eliminations	(15.1)	(13.4)	12.7	(30.2)	(28.9)	4.5
Total	$565.5	$445.8	26.9	$1,040.6	$827.6	25.7

Other income and expense, net (2)	546.3	453.8	20.4	1,067.4	913.7	16.8
Net income (loss)	$19.2	$(8.0)	-	$(26.8)	$(86.1)	68.9

Operating profit margin (1)	32.6%	33.2%		31.4%	31.7%

Additions to property, plant and equipment (1)
Wireless	$153.7	$85.0	80.8	$273.0	$215.9	26.4
Cable	181.7	126.5	43.6	297.5	218.1	36.4
Media	8.8	6.1	44.3	22.4	12.0	86.7
Corporate items and eliminations	0.5	0.6	(16.7)	12.3	1.0	-
Total	$344.7	$218.2	58.0	$605.2	$447.0	35.4

(1)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

(2)	See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for details of these amounts.

Of the $389.0 million increase in consolidated revenue for the three months ended June 30, 2005, Wireless contributed $308.0 million, Cable $25.3 million and Media $62.5 million. On a year-to-date basis, consolidated revenue increased by $706.7 million, or 27.1%, from the previous year as all segments experienced top-line growth.

Of the $119.7 million increase in consolidated operating profit for the three months ended June 30, 2005, Wireless contributed $117.7 million, and Media $5.4 million, offset by a $1.7 million decline at Cable. On a year-to-date basis, consolidated operating profit increased by $213.0 million, or 25.7%, from 2004 with operating profit growth across all segments.

Rogers Communications Inc.	5	Second Quarter 2005

Reconciliation of Operating Profit to Net Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income (loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 9 to the Interim Consolidated Financial Statements titled “Segmented Information”.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$565.5	$445.8	26.9	$1,040.6	$827.6	25.7
Depreciation and amortization	(358.7)	(250.5)	43.2	(700.4)	(496.6)	41.0
Operating income	206.8	195.3	5.9	340.2	331.0	2.8
Interest on long-term debt	(180.3)	(132.3)	36.3	(365.1)	(269.8)	35.3
Gain on sale of investments	2.9	4.0	(27.5)	11.9	4.0	197.5
Writedown of investments	-	(2.1)	-	(6.1)	(4.1)	48.8
Income (loss) from investments accounted for by the equity method	(0.3)	(7.2)	(95.8)	4.0	(16.2)	(124.7)
Foreign exchange gain (loss)	(18.3)	(76.8)	(76.2)	(24.2)	(124.4)	(80.5)
Change in the fair value of derivative instruments	10.5	36.5	(71.2)	15.3	36.0	(57.5)
Loss on repayment of long-term debt	-	-	-	-	(20.3)	(100.0)
Investment and other income	1.6	3.8	(57.9)	4.5	7.9	(43.0)
Income tax expense	(3.7)	(3.6)	2.8	(7.3)	(5.0)	46.0
Non-controlling interest	-	(25.6)	(100.0)	-	(25.2)	(100.0)
Net income (loss) for the period	$19.2	$(8.0)	-	$(26.8)	$(86.1)	68.9

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.

Depreciation and Amortization Expense

The second quarter and year-to-date increases in depreciation and amortization are due primarily to approximately $99.0 million and $178.0 million in the three and six months ended June 30, 2005, respectively, of amortization of intangible assets which arose on the acquisitions of Fido and the minority interests in Wireless in the fourth quarter of 2004.

Operating Income

Our consolidated operating income of $206.8 million and $340.2 million for the three and six months ended June 30, 2005, respectively, increased 5.9% and 2.8%, respectively, as compared to the corresponding periods of 2004.

Interest on Long-Term Debt

Interest expense of $180.3 million in the three months ended June 30, 2005 increased by $48.0 million compared to the corresponding period in 2004. This increase was mainly due to the additional debt issued in the fourth quarter of 2004 associated with the acquisitions of Fido and the 34% interest in Wireless from AT&T Wireless Services Inc., partially offset by a decrease in the weighted average interest rate for the three months ended June 30, 2005 compared to the corresponding period of 2004.

Gain on Sale of Investments

The gain on sale of other investments totalling $2.9 million for the three months ended June 30, 2005 and $11.9 million for the six months ended June 30, 2005, related to gains realized on the sale of various public and private investments.

Rogers Communications Inc.	6	Second Quarter 2005

Writedown of Investments

During the first quarter of 2005, we reviewed the carrying value of all investments and determined that a writedown of $6.1 million was required to reflect the other than temporary declines in the values of certain of our investments.

Income (Loss) from Investments Accounted for by the Equity Method

We use the equity method to record income and losses from investments that we do not control, but over which we are able to exercise significant influence. The equity loss of $0.3 million for the quarter and equity income of $4.0 million for the six months ended June 30, 2005 improved compared to the $7.2 million and $16.2 million losses in the three and six months ended June 30, 2004. Effective July 31, 2004, we began to consolidate the Blue Jays. As a result, the Blue Jays’ losses for the three and six months ended June 30, 2004 of $7.4 million and $18.9 million, respectively, are included in losses from investments accounted for by the equity method in those periods, while the Blue Jays’ results for the corresponding periods of 2005 are consolidated within our Media operations. The Blue Jays equity losses in the three and six months ended June 30, 2004 were partially offset by equity income of $0.2 million and $2.7 million, respectively, from other equity investments.

In the second quarter of 2004, 100% of the results of the Blue Jays were accounted for using the equity method. While there would be no change in net income (loss) had we consolidated the Blue Jays in the three and six months ended June 30, 2004, revenues from baseball would have been $52.2 million and $54.9 million, respectively, baseball operating expenses would have been $56.4 million and $68.2 million, respectively, and an operating loss of $4.2 million and $13.3 million, respectively, would have been recognized.

Foreign Exchange Loss

During each of the three and six month periods ended June 30, 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Hedge accounting was applied during each of the three and six months periods ended June 30, 2005, which resulted in the foreign exchange gain or loss on 80.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As such, the foreign exchange loss for each of the three and six months periods ended June 30, 2005 was significantly less than that of the corresponding periods in 2004.

In addition to the impact of hedge accounting, the $18.3 million foreign exchange loss in the three month period ended June 30, 2005 ($24.2 million loss - six months ended June 30, 2005) was a significant reduction from the $76.8 million foreign exchange loss in the corresponding period of 2004 ($124.4 million loss - six months ended June 30, 2004) given the narrower weakening of the Canadian dollar relative to the U.S. dollar during these periods of 2005 relative to 2004. During the three months ended June 30, 2004, the Canadian dollar weakened by 2.3 cents compared to a 1.6 cent decrease in the Canadian dollar in the same period of 2005, from $1.2096 at March 31, 2005 to $1.2256 at June 30, 2005. During the six months ended

Rogers Communications Inc.	7	Second Quarter 2005

June 30, 2004, the Canadian dollar weakened by 4.1 cents compared to a 2.2 cent decrease in the Canadian dollar in the same period of 2005.

Change in Fair Value of Derivative Instruments

For the three and six months ended June 30, 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $10.5 million and $15.3 million, respectively.

Loss on Repayment of Long-Term Debt

During the six months ended June 2004, we redeemed long-term debt at Cable and Wireless resulting in the loss on repayment of $20.3 million. There was no loss on the repayment of Cable’s debt in the corresponding period in 2005 as it was repaid upon maturity.

Investment and Other Income

For the three and six months ended June 30, 2005, investment and other income of $1.6 million and $4.5 million, respectively, was primarily associated with distributions received from certain of our investments.

Income Tax Expense

Income taxes for the three and six months ended June 30, 2005 and for the corresponding periods in 2004 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Non-Controlling Interest

Non-controlling interest in 2004 represented the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of the minority interests in the fourth quarter of 2004.

Net Income (Loss) and Earnings (Loss) Per Share

We recorded net income of $19.2 million for the three months ended June 30, 2005, or earnings per share of $0.07 (basic and diluted), compared to a loss of $8.0 million or a loss per share of $0.03 (basic and diluted) in the corresponding period of 2004.

For the six months ended June 30, 2005, we recorded a net loss of $26.8 million or a loss per share of $0.10 (basic and diluted), compared to a loss of $86.1 million or a loss per share of $0.37 (basic and diluted), in the corresponding period of 2004.

Rogers Communications Inc.	8	Second Quarter 2005

OPERATING UNIT REVIEW

WIRELESS

Wireless Operating and Financial Results (Actual)

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$816.7	$560.9	45.6	$1,567.0	$1,073.9	45.9
Prepaid	53.0	25.6	107.0	101.0	50.2	101.2
One-way messaging	5.0	6.3	(20.6)	10.0	12.7	(21.3)
Network revenue	874.7	592.8	47.6	1,678.0	1,136.8	47.6
Equipment revenue	89.2	63.1	41.4	161.3	112.0	44.0
Total operating revenue	963.9	655.9	47.0	1,839.3	1,248.8	47.3
Operating expenses
Cost of equipment sales	161.3	109.0	48.0	320.9	194.4	65.1
Sales and marketing expenses	133.2	95.8	39.0	257.2	188.3	36.6
Operating, general and administrative expenses	292.9	204.0	43.6	582.5	399.4	45.8
Integration expenses (1)	11.7	-	-	15.6	-	-
Total operating expenses	599.1	408.8	46.6	1,176.2	782.1	50.4
Operating profit (2)	$364.8	$247.1	47.6	$663.1	$466.7	42.1
Operating profit margin as % of network revenue (2)	41.7%	41.7%		39.5%	41.1%
Additions to property, plant and equipment (2)	$153.7	$85.0	80.9	$273.0	$215.9	26.4

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Rogers Communications Inc.	9	Second Quarter 2005

Wireless Revenue and Subscribers (Actual)

	Three Months Ended June 30, 2005				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg

Postpaid (Voice and Data) (1)
Gross additions	306.8	254.6	52.2	20.5	636.4	495.9	140.5	28.3
Net additions	116.5	88.3	28.2	31.9	205.7	171.5	34.2	19.9
Total postpaid retail subscribers					4,389.8	3,201.1	1,188.7	37.1
Average monthly revenue per user ("ARPU") (2)	$62.92	$59.20	$3.72	6.3	$61.08	$57.49	$3.59	6.2
Average monthly usage (minutes)	511	404	107	26.5	483	383	100	26.1
Churn	1.47%	1.76%	(0.29%)	(16.5)	1.69%	1.74%	(0.05%)	(2.9)
Prepaid
Gross additions	139.8	62.9	76.9	122.3	263.1	119.2	143.9	120.7
Net additions (losses) (3)	8.0	(5.7)	13.7	-	(16.2)	(35.1)	18.9	(53.8)
Total prepaid retail subscribers					1,317.9	724.7	593.2	81.9
ARPU (2)	$13.52	$11.76	$1.76	15.0	$12.79	$11.34	$1.45	12.8
Churn (3)	3.37%	3.15%	0.22%	7.0	3.54%	3.48%	0.06%	1.7
Total - Postpaid and Prepaid
Gross additions	446.6	317.5	129.1	40.7	899.5	615.1	284.4	46.2
Net additions	124.5	82.6	41.9	50.7	189.5	136.4	53.1	38.9
Total retail subscribers					5,707.7	3,925.8	1,781.9	45.4
ARPU (blended) (2)	$51.46	$50.33	$1.13	2.2	$49.71	$48.65	$1.06	2.2
Churn	1.91%	2.02%	(0.11%)	(5.4)	2.12%	2.08%	0.04%	1.9
One-Way Messaging
Gross additions	6.3	7.7	(1.4)	(18.2)	11.7	15.8	(4.1)	(25.9)
Net losses	(6.9)	(10.0)	3.1	(31.0)	(16.8)	(20.0)	3.2	(16.0)
Total one-way subscribers					179.3	221.3	(42.0)	(19.0)
ARPU(2)	$9.05	$9.26	$(0.21)	(2.3)	$8.93	$9.13	$(0.20)	(2.2)
Churn	2.42%	2.59%	(0.17%)	(6.6)	2.53%	2.56%	(0.03%)	(1.2)
Wholesale (1)
Total wholesale subscribers	106.4	-	-	-	106.4	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(3)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005.

Wireless Network Revenue (Actual)

Network revenue of $874.7 million accounted for 90.7% of total Wireless revenue in the three months ended June 30, 2005 and increased 47.6% from the corresponding period in 2004. On a year-to-date basis, network revenue increased by 47.6% to $1,678.0 million. These increases were driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of Wireless’s subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 116,500 for the quarter and 205,700 on a year-to-date basis compared to 88,300 and 171,500 in the corresponding periods of 2004. Prepaid subscriber net additions for the second quarter were 8,000 compared to a net loss of 5,700 in 2004. On a year-to-date basis, Wireless experienced a net loss of 16,200 prepaid subscribers compared to a net loss of 35,100 in 2004. Wireless ended the quarter with a total of 5,707,700 retail subscribers.

Rogers Communications Inc.	10	Second Quarter 2005

Postpaid voice and data subscriber ARPU rose over 6% year-over-year during the three and six months ended June 30, 2005 to $62.92 and $61.08, respectively. Wireless continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize its network.

Wireless data revenue represented approximately 7.7% of total network revenue in the second quarter of 2005 compared to 5.0% in the second quarter of 2004, reflecting the continued rapid growth of Blackberry, Short Message Service (“SMS”) and Multimedia Messaging (“MMS”), downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU increased by $1.76 to $13.52 for the second quarter of 2005 compared to the second quarter in 2004, while on a year-to-date basis, prepaid ARPU increased by $1.45 to $12.79 compared to the corresponding period of 2004. These increases were primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn for the second quarter of 2005 was the lowest quarterly churn for Wireless in over nine years. As a result of Wireless’s proactive and targeted customer retention activities, the postpaid churn decreased to 1.47% in the three months ended June 30, 2005, from 1.76% in the corresponding period of 2004. Postpaid churn was also impacted by the acquisition of the Fido subscriber base, which has historically experienced a higher churn rate.

Prepaid churn increased to 3.37% from 3.15% in the same quarter in 2004 due to the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter decreased to 2.42% for the second quarter of 2005, and to 2.53% on a year-to-date basis. One-way messaging ARPU decreased by 2.3% during the quarter. With 179,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

The year-over-year increases in revenue from wireless equipment sales of $26.1 million and $49.3 million for the three and six months ended June 30, 2005, respectively, including activation fees and net of equipment subsidies, reflect the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Rogers Communications Inc.	11	Second Quarter 2005

Wireless Operating Expenses (Actual)
	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$161.3	$109.0	48.0	$320.9	$194.4	65.1
Sales and marketing expenses	133.2	95.8	39.0	257.2	188.3	36.6
Operating, general and administrative expenses	292.9	204.0	43.6	582.5	399.4	45.8
Integration expenses (1)	11.7	-	-	15.6	-	-
Total operating expenses	$599.1	$408.8	46.6	$1,176.2	$782.1	50.4
Average monthly operating expenses per subscriber before sales and marketing expenses (2)	$19.52	$18.22	7.1	$19.36	$17.90	8.2
Sales and marketing costs per gross subscriber addition (2)	$374	$372	0.5	$377	$367	2.7

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The acquisition of Fido accounted for over 70% of the increase in the second quarter and year-to-date total Wireless operating expenses.

The $52.3 million increase in the quarterly cost of equipment sales reflects the growing volume of subscriber gross additions and handset upgrades.

Wireless continued its successful marketing efforts during the first half of 2005 associated with, among other things, the integration of Fido customers, including initiatives to migrate Fido customers to contracts and competitive offers in the market. These factors resulted in the increases in the sales and marketing costs per gross addition, while the overall increase in sales and marketing expenses reflects the increase in the number of gross additions in the period.

Operating, general and administrative expenses also increased significantly in both the three and six months ended June 30, 2005, compared to the corresponding periods in 2004, primarily as a result of the acquisition of Fido. Increases in retention spending and growth in network operating expenses to accommodate the growth in Wireless’s subscriber base also contributed to the increase. These increased costs were offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.

During the quarter, Wireless incurred $11.7 million in integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. The integration plan remains on track and is expected to be substantially completed by the end the year. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within property, plant and equipment and as part of the acquisition purchase accounting.

The $1.30 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, in the second quarter of 2005 reflects increased spending by Wireless on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses resulting from the acquisition of Fido. Total retention spending

Rogers Communications Inc.	12	Second Quarter 2005

(including subsidies on handset upgrades) was $60.6 million in the second quarter of 2005 compared to $42.1 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Wireless operating profit grew by $117.7 million, or 47.6%, to $364.8 million in the three months ended June 30, 2005 from $247.1 million in the corresponding period of 2004, as network revenue growth of 47.6% was partially offset by growth in operating expenses of 46.6%. Similarly, operating profit for the six months ended June 30, 2005 grew 42.1% to $663.1 million compared to the corresponding period in 2004. The operating profit margin on network revenue was 41.7% in the quarter and 39.5% on a year-to-date basis.

Wireless Additions to Property, Plant and Equipment (Actual)

Additions to Wireless PP&E are classified into the following categories:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Additions to PP&E
Network - capacity	$75.3	$47.2	59.5	$162.0	$147.1	10.1
Network - other	25.6	19.7	29.9	41.3	38.0	8.7
Information technology and other	19.2	18.1	6.1	32.1	30.8	4.2
Integration of Fido	33.6	-	-	37.6	-	-
Total additions to PP&E	$153.7	$85.0	80.8	$273.0	$215.9	26.4

The $153.7 million additions to Wireless property, plant and equipment (“PP&E”) for the second quarter, and $273.0 million on a year-to-date basis reflected spending on network capacity and quality enhancements. Additions to PP&E in the second quarter of 2005 included $33.6 million of expenditures related to the Fido integration.

Network-related additions to PP&E in the second quarter of 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

During the first quarter of 2005, Wireless also acquired $4.8 million of spectrum licences in the 2300 and 3500 MHz bands.

Rogers Communications Inc.	13	Second Quarter 2005

Wireless Operating and Financial Results - Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transactions relating to Wireless and Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchases of Wireless and Fido.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

The tables below titled ‘Wireless Operating and Financial Results (Pro Forma)’ and ‘Wireless Revenues and Subscribers (Pro Forma)’ present selected unaudited pro forma information.

Rogers Communications Inc.	14	Second Quarter 2005

Wireless Operating and Financial Results (Pro Forma)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004		2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$816.7	$676.8	20.7	$1,567.0	$1,293.5	21.1
Prepaid	53.0	55.8	(5.0)	101.0	109.7	(7.9)
One-way messaging	5.0	6.3	(20.6)	10.0	12.7	(21.3)
Network revenue	874.7	738.9	18.4	1,678.0	1,415.9	18.5
Equipment revenue	89.2	75.3	18.5	161.3	132.4	21.8
Total operating revenue	963.9	814.2	18.4	1,839.3	1,548.3	18.8

Operating expenses
Cost of equipment sales	161.3	151.4	6.5	320.9	274.0	17.1
Sales and marketing expenses	133.2	118.9	12.0	257.2	233.4	10.2
Operating, general and administrative expenses	292.9	279.8	4.7	582.5	549.3	6.0
Integration expenses (1)	11.7	-	-	15.6	-	-
Total operating expenses	599.1	550.1	8.9	1,176.2	1,056.7	11.3

Operating profit (2)	$364.8	$264.1	38.1	$663.1	$491.6	34.9

Operating profit margin as % of network revenue (2)	41.7%	35.7%		39.5%	34.7%

Additions to property, plant and equipment (2)	$153.7	$169.6	(9.4)	$273.0	$375.5	(27.3)

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Wireless Revenue and Subscribers (Pro Forma)

	Three Months Ended June 30, 2005				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU and churn)	2005 Actual	2004 Pro Forma	Chg	% Chg	2005 Actual	2004 Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions	306.8	350.0	(43.2)	(12.3)	636.4	652.2	(15.8)	(2.4)
Net additions	116.5	134.2	(17.7)	(13.2)	205.7	231.2	(25.5)	(11.0)
Total postpaid retail subscribers					4,389.8	3,852.9	536.9	13.9
ARPU(2)	$62.92	$59.64	$3.28	5.5	$61.08	$57.83	$3.25	5.6
Churn	1.47%	1.91%	(0.44%)	(23.0)	1.69%	1.89%	(0.20%)	(10.6)
Prepaid
Gross additions	139.8	109.4	30.4	27.8	263.1	224.7	38.4	17.1
Net additions (losses)(3)	8.0	(35.0)	43.0	-	(16.2)	(65.4)	49.2	(75.2)
Adjustment to subscriber base (4)	-	(74.8)	74.8	-	-	(74.8)	74.8	-
Total prepaid retail subscribers					1,317.9	1,272.6	45.3	3.6
ARPU(2)	$13.52	$14.25	$(0.73)	(5.1)	$12.79	$13.55	$(0.76)	(5.6)
Churn(3)	3.37%	3.65%	(0.28%)	(7.7)	3.54%	3.55%	(0.01%)	(0.3)
Total - Postpaid and Prepaid
Gross additions	446.6	459.4	(12.8)	(2.8)	899.5	876.9	22.6	2.6
Net additions	124.5	99.2	25.3	25.5	189.5	165.8	23.7	14.3
Adjustment to subscriber base (4)	-	(74.8)	74.8	-	-	(74.8)	74.8	-
Total retail subscribers					5,707.7	5,125.5	582.2	11.4
ARPU (blended)(2)	$51.46	$47.99	$3.47	7.2	$49.71	$46.06	$3.65	7.9
Churn	1.91%	2.36%	(0.45%)	(19.1)	2.12%	2.34%	(0.22%)	(9.4)
Wholesale (1)
Total wholesale subscribers	106.4	-	-	-	106.4	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.

Rogers Communications Inc.	15	Second Quarter 2005

(2)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(3)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005.

(4)
At the beginning of the second quarter of 2004, Fido removed 74,843 inactive prepaid customers from its retail subscriber base. This adjustment was not reflected in the calculation of its prepaid and blended churn rates or in net additions (losses) as these operating statistics are presented net of such adjustments.

Wireless Network Revenue (Pro Forma)

On a pro forma basis, quarterly network revenue increased 18.4% over the second quarter of 2004 and 18.5% on a year-to-date basis reflecting the 11.4% increase in the number of retail wireless voice and data subscribers from June 30, 2004 combined with the 7.2% and 7.9% year-over-year increase in quarterly and year-to-date blended postpaid and prepaid ARPU.

Wireless added 116,500 net postpaid voice and data subscribers for the quarter compared to 134,200 on a pro forma basis in the second quarter of 2004, while prepaid voice subscriber net additions were 8,000 for the quarter compared to 35,000 net losses on a pro forma basis in the second quarter of 2004.

The 5.5% growth for the second quarter in pro forma postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize its network.

Data revenues represented approximately 7.7% of network revenue in the three months ended June 30, 2005 compared to 4.5% of pro forma network revenue in the second quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU for the second quarter of 2005 decreased on a pro forma basis by 5.1% versus 2004 to $13.52 with the decline primarily reflecting the increased focus by Fido on higher revenue postpaid subscribers and the entry of more competitive prepaid offerings into the market.

During the quarter, postpaid voice and data subscriber churn decreased to 1.47% from the pro forma rate of 1.91% in the second quarter of 2004 as a result of Wireless’s proactive and targeted customer retention activities.

Prepaid churn decreased to 3.37% in the second quarter of 2005 from the pro forma rate of 3.65% in the second quarter of 2004.

Rogers Communications Inc.	16	Second Quarter 2005

Wireless Operating Expenses (Pro Forma)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004		2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$161.3	$151.4	6.5	$320.9	$274.0	17.1
Sales and marketing expenses	133.2	118.9	12.0	257.2	233.4	10.2
Operating, general and administrative expenses	292.9	279.8	4.7	582.5	549.3	6.0
Integration expenses (1)	11.7	-	-	15.6	-	-
Total operating expenses	$599.1	$550.1	8.9	$1,176.2	$1,056.7	11.3
Average monthly operating expenses per subscriber before sales and marketing expenses	$19.52	$19.27	1.3	$19.36	$18.95	2.2
Sales and marketing costs per gross subscriber addition (2)	$374	$358	4.5	$377	$359	5.0

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The increase in the cost of equipment sales for the second quarter of 2005 over the pro forma cost of equipment sales for the corresponding period in 2004 reflects increased volumes in handset upgrades.

The $14.3 million and $23.8 million year-over-year increases in quarterly and year-to-date sales and marketing expenses, respectively, on a pro forma basis, primarily reflects heightened marketing activity during the second quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to long-term contracts, and competitive activities in the market. These factors resulted in the 4.5% pro forma increase in Wireless’ sales and marketing costs per gross addition to $374 for the second quarter.

The year-over-year increase in second quarter operating, general and administrative expenses on a pro forma basis of $13.1 million is primarily attributable to increases in retention spending and growth in network operating expenses reflective of the growth in Wireless’s subscriber base. These same factors have led to the increase in the year-to-date operating expenses.

The $0.25 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the second quarter of 2005 reflects the cost of integrating Fido’s operations and Wireless’ increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $60.6 million in the second quarter of 2005 compared to $50.7 million on a pro forma basis in the corresponding period in 2004.

Rogers Communications Inc.	17	Second Quarter 2005

Wireless Operating Profit (Pro Forma)

Wireless operating profit increased by $100.7 million in the second quarter of 2005, or 38.1%, over operating profit on a pro forma basis for the second quarter of 2004 which drove an increase in the operating profit margin to 41.7% from 35.7% on a pro forma basis. On a year-to-date basis, operating profit increased to 39.5% as the growth in network revenue continued to outstrip the increases in operating expenses.

Wireless Additions to Property, Plant and Equipment (Pro Forma)

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005 Actual	2004 Pro Forma	% Chg	2005 Actual	2004 Pro Forma	% Chg
Additions to PP&E
Network - capacity	$75.3	$95.4	(21.1)	$162.0	$242.4	(33.2)
Network - other	25.6	44.5	(42.5)	41.3	84.9	(51.4)
Information technology and other	19.2	29.7	(35.4)	32.1	48.2	(33.4)
Integration of Fido	33.6	-	-	37.6	-	-
Total additions to PP&E	$153.7	$169.6	(9.4)	$273.0	$375.5	(27.3)

Additions to property, plant and equipment for the second quarter of 2005 decreased by $15.9 million or 9.4% over pro forma additions to property, plant and equipment for the second quarter of 2004, and by $102.5 million or 27.3% on a year-to-date basis. This decrease is directly attributable to reduced Fido spending arising from the acquisition.

[End of Wireless Pro Forma Analysis]

UPDATE ON FIDO INTEGRATION

The integration of Fido progressed as planned during the three months ended June 30, 2005, with advancements being made in the integration of the two GSM networks and the successful conversion of the Fido prepaid customer base to the Rogers prepaid billing platform. More than 80% of the Fido cell sites have now been integrated with successful network combinations in 23 of the top 25 Canadian cities. Network integration for Toronto and Vancouver are scheduled to be completed in August and the integrations of billing and back office systems are expected to be substantially completed later in the year.

During the quarter, the estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation decreased by $44.8 million from $129.0 million to $84.2 million due to revisions to the restructuring plan. This included a reduction in estimated network decommissioning costs of $7.5 million; a reduction in estimated lease and other contract termination costs of $21.6 million; and a reduction to the involuntary severance accrual of $15.7 million.

Severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring costs in the purchase price allocation. The remaining $8.7 million has been or will be included in integration expenses.

Rogers Communications Inc.	18	Second Quarter 2005

Expenditures related to the integration of Fido during the three and six months ended June 30, 2005 are detailed in the following table:

(In millions of dollars)	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Integration expenses	$11.7	$15.6
Payments of liabilities for restructuring costs accrued in the purchase price allocation
Involuntary severance	3.9	6.0
Network decommissioning and restoration costs	0.8	4.8
PP&E expenditures	33.6	37.6
Total integration costs incurred	$50.0	$64.0

Rogers Communications Inc.	19	Second Quarter 2005

CABLE

Cable Operating and Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Core cable	$319.1	$306.9	4.0	$637.2	$617.0	3.3
Internet	107.3	91.8	16.9	211.7	181.6	16.6
Total cable revenue	426.4	398.7	6.9	848.9	798.6	6.3
Video stores	74.7	76.9	(2.9)	158.4	150.8	5.0
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Total operating revenue	500.1	474.8	5.3	1,005.3	947.9	6.1
Operating expenses
Cost of Video stores sales	34.1	36.9	(7.6)	72.6	69.9	3.9
Sales and marketing expenses	67.9	58.3	16.5	132.4	117.7	12.5
Operating, general and administrative expenses	227.6	207.1	9.9	450.1	417.3	7.9
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Total operating expense	328.6	301.5	9.0	653.1	603.4	8.2
Operating profit (1)
Cable	168.8	167.3	0.9	342.3	333.5	2.6
Video stores	2.7	6.0	(55.0)	9.9	11.0	(10.0)
Total operating profit	171.5	173.3	(1.0)	352.2	344.5	2.2
Operating profit margin: (1)
Cable	39.6%	42.0%		40.3%	41.8%
Video stores	3.6%	7.8%		6.3%	7.3%
Additions to property, plant and equipment ("PP&E") (2)	$181.7	$126.5	43.6	$297.5	$218.1	36.4

(1)	As defined — See the “Key Performance Indicators and Non-GAAP Measures — Operating Profit, Operating Profit Margin” sections.
(2)	As defined — See the “Key Performance Indicators and Non-GAAP Measures — Additions to Property, Plant and Equipment (“PP&E”)” section.

Rogers Communications Inc.	20	Second Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Homes passed					3,333.2	3,248.5	84.7	2.6
Customer relationships (1)					2,358.4	2,335.2	23.2	1.0
Customer relationships, net additions/(losses) (1)	(4.3)	(8.6)	4.3	50.0	2.5	(4.1)	6.6	-
Revenue generating units (1)					4,029.1	3,678.2	350.9	9.5
Revenue generating units, net additions (1)	79.2	33.3	45.9	137.8	162.4	95.7	66.7	69.7
Basic cable subscribers					2,238.3	2,252.2	(13.9)	(0.6)
Basic cable, net losses	(11.1)	(13.8)	2.7	19.6	(16.3)	(17.2)	0.9	5.2
Core cable ARPU (2)	$47.39	$45.29	$2.10	4.6	$47.24	$45.44	$1.80	4.0
Internet subscribers					1,021.7	836.3	185.4	22.2
Internet, net additions	33.4	20.6	12.8	62.1	85.0	58.5	26.5	45.3
Internet ARPU (2)	$35.55	$36.97	$(1.42)	(3.8)	$35.83	$37.24	$(1.41)	(3.8)
Digital terminals in service					924.0	681.3	242.7	35.6
Digital terminals, net additions	75.4	32.9	42.5	129.2	128.4	67.6	60.8	89.9
Digital households					769.1	589.7	179.4	30.4
Digital households, net additions	56.9	26.5	30.4	114.7	93.7	54.5	39.2	71.9

(1)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”.
(2)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”.

Core Cable Revenue

The increase in Core Cable revenue of 4.0% and the average monthly revenue per subscriber (“ARPU”) increase to $47.39 from $45.29, compared to the prior year reflect the growing penetration of Cable’s digital products, the continued up-selling of customers into enhanced programming packages, and pricing increases, partially offset by the impact of discounts associated with increasing adoption of its bundled offerings at a 15% bundled pricing discount and the slight decreases in basic and tier subscriber levels. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective as soon as systems permit, Rogers is revamping its Better Choice Bundles plans. Under the modified plans which will apply to sales of new bundles, the discount for bundled offerings would begin at 5% for two core products, increasing by 5% for each additional product added to the bundle up to 15% only if a subscriber were to take all four of our core services (cable, Internet, wireless and Rogers Home Phone).

During the first half of 2005, the digital subscriber base grew by 30.4% from the prior year. The promotion of Rogers Better Choice Bundles, combined with Cable’s Personal TV marketing program were the driving contributors to the growth in Cable’s digital subscriber base of 56,900 and 93,700 customers in the three and six months ended June 30, 2005, respectively. The popularity of Cable’s on-demand services continues to increase and Cable believes these services will be further enhanced by Cable’s recent agreement with Sony Pictures for access to its extensive content library. Cable has studio agreements covering

Rogers Communications Inc.	21	Second Quarter 2005

approximately 60% of the current Hollywood film output and Rogers’ subscribers can now access over 2,000 titles of VOD content.

Internet Revenue

The growth in Internet revenue primarily reflects the 22.2% increase in the number of Internet subscribers from the previous year. Cable believes this increase is due primarily to the marketing of its feature rich Rogers Yahoo! offering and the Rogers Better Choice Bundle promotions. Cable’s marketing efforts in 2005 also recognize and attract customers with varying needs which has resulted in higher penetration for its lower-priced entry level Internet offerings. Average monthly revenue per Internet subscriber for the three month period ended June 30, 2005 decreased to $35.55 from $36.97 for the corresponding 2004 period reflecting the increase in discounting and lower-priced offerings.

During the quarter, Cable celebrated the tenth anniversary of its launch of high-speed Internet access service and reached a milestone by growing its subscriber base to over one million Internet subscribers. Net Internet additions of 33,400 in the quarter grew 62.1% compared to the same period last year and Cable now has 40.3% Internet penetration of basic cable households, and 30.7% Internet penetration as a percentage of homes passed.

Video Stores Revenue

During the second quarter of 2005, revenues at the Rogers Video (“Video”) stores were impacted by a combination of aggressive competition and a lack of hit movie titles compared to last year’s second quarter. While both dollars per transaction and the number of stores increased, same store revenues decreased by 10.9% compared to the prior year due to reduced visits. (“Same stores” are stores that were open for the full quarters in both 2005 and 2004). To counter competitive offerings, Rogers Video recently launched a series of initiatives: selected in-stock guarantee programs, extended rental periods, a fastback payback program, and the launch of an online subscription mail-delivered DVD rental service, Rogers Video Direct.

Cable and Video Stores Operating Expenses
	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$34.6	$28.4	21.8	$66.2	$56.1	18.0
Operating, general and administrative expenses	223.0	203.0	9.9	440.4	409.0	7.7
Total Cable operating expenses	257.6	231.4	11.3	506.6	465.1	8.9
Video stores operating expenses
Cost of sales	34.1	36.9	(7.6)	72.6	69.9	3.9
Sales and marketing expenses	33.3	29.9	11.4	66.2	61.6	7.5
Operating, general and administrative expenses	4.6	4.1	12.2	9.7	8.3	16.9
Total Video stores operating expenses	72.0	70.9	1.6	148.5	139.8	6.2
Intercompany eliminations	(1.0)	(0.8)	25.0	(2.0)	(1.5)	33.3
Operating expenses	$328.6	$301.5	9.0	$653.1	$603.4	8.2

Rogers Communications Inc.	22	Second Quarter 2005

Cable sales and marketing expenses increased as Cable continued to aggressively promote its unique digital cable advantages versus satellite, while the marketing of its Internet offerings concentrated on the benefits of the enhanced features provided by Rogers Yahoo! These increased sales and marketing efforts successfully drove the increases in Cable’s digital and Internet subscriber levels as well as, resulted in improvements in customer awareness and satisfaction.

The substantial increase in digital penetration resulted in higher operating, general and administration expenses related to customer premises equipment sales, programming, and increased deployment costs. Price increase notifications and marketing campaigns such as Personal TV and Digital Photos drove increased calls to Cable’s call centres. The continued increase in Internet penetration also brings incremental operating costs as well as increased costs associated with the significantly enhanced features embedded in the Rogers Yahoo! product offering.

The year-over-year growth in Video store operating expenses relates primarily to increased marketing and operating, general and administrative expenses relating to store growth. Cost of sales decreased by $2.8 million in the second quarter of 2005 as a result of lower sales and rental volumes.

Cable Operating Profit

The revenue and expense changes described above resulted in operating profit from Core Cable services increasing by 0.9% for the second quarter and total Cable operating profit decreasing by 1.0% compared to the same quarter last year. These changes also resulted in a year-over-year decline of Core Cable operating margin to 39.6% in the three months ended June 30, 2005, compared to 42.0% in the corresponding period of 2004. Video stores also experienced a margin decline to 3.6% from 7.8% in the second quarter of 2004 due to the combination of lower sales and increased marketing and operating expenses.

Cable Additions to Property, Plant and Equipment

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. Cable categorizes its additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Core Cable additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

Rogers Communications Inc.	23	Second Quarter 2005

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Customer premises equipment	$63.3	$55.0	15.1	$107.6	$93.7	14.8
Scaleable infrastructure	66.5	28.8	130.9	103.8	44.5	133.3
Line extensions	13.6	11.7	16.2	29.8	23.0	29.6
Upgrade and rebuild	1.0	13.6	-	1.0	25.0	-
Support capital	33.0	14.8	123.0	47.5	26.6	78.6
Additions to Core Cable PP&E	177.4	123.9	43.2	289.7	212.8	36.1
Additions to Rogers Video stores PP&E	4.3	2.6	65.4	7.8	5.3	47.2
Additions to Rogers Cable PP&E	$181.7	$126.5	43.6	$297.5	$218.1	36.4

Spending on scaleable infrastructure has increased primarily due to the voice-over-cable telephony initiative and enhancements to the IP and transport networks and the VOD network. The increased spending for customer premises equipment relates to the significant growth in the number of digital terminals in service and an increase within that mix towards higher priced PVR and HDTV digital terminals. Support capital has increased as a result of spending on the voice-over-cable telephony initiative. These increases were partially offset by reduced spending on upgrades and rebuilds. Total PP&E spending on the cable telephony initiative totalled $35.0 million in the quarter and $58.9 million on a year-to-date basis.

Additions to Video store PP&E was also higher in each period in 2005 due to the opening of seven new stores in the first quarter of 2005, the opening of seven additional new stores in the second quarter of 2005, combined with the purchase of certain computer equipment and leasehold improvements for existing stores.

Rogers Communications Inc.	24	Second Quarter 2005

MEDIA

Acquisitions

Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. As such, beginning in 2005, the results of operations of the Blue Jays and Rogers Centre have been reported as part of the Media segment and are together referred to as “Sports Entertainment”. The acquisition of Rogers Centre (formerly SkyDome) was completed on January 31, 2005.

On June 1, 2005, Media’s Broadcasting subsidiary completed, with CRTC approval, the purchase of substantially all of the property and assets owned by Trinity Television Inc. (“Trinity”) associated with the television broadcast operations of NOWTV in Vancouver, B.C. The transaction included CRTC approval for retransmission of the NOWTV signal from Vancouver into Victoria as well as the licence to establish and operate a television station in the Winnipeg market.

Media Operating and Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margins)	2005	2004	% Chg	2005	2004	% Chg
Total operating revenue (1)	$293.4	$230.9	27.1	$512.7	$446.6	14.8
Total operating expenses	249.2	192.1	29.7	457.2	401.3	13.9
Total operating profit (2)	$44.2	$38.8	13.9	$55.5	$45.3	22.5
Operating profit margin (2)	15.1%	16.8%		10.8%	10.1%
Additions to property, plant and equipment (2)	$8.8	$6.1	44.2	$22.4	$12.0	128.8

(1)
On January 1, 2005, Media assumed ownership and management of the Blue Jays. On January 31, 2005, the Blue Jays completed the acquisition of the assets of Rogers Centre for a purchase price of $24.5 million, net of working capital adjustments, plus $4.5 million of assumed liabilities.

(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

Media Pro Forma Results (1)

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margins)	2005	2004	% Chg	2005	2004	% Chg
Total operating revenue	$293.4	$277.2	5.8	$512.7	$493.3	3.9
Total operating expenses	249.2	243.5	2.3	457.2	459.9	(0.6)
Total operating profit (2)	$44.2	$33.7	31.2	$55.5	$33.4	66.2
Operating profit margin (2)	15.1%	12.2%		10.8%	6.8%

(1)
Prepared on a pro forma basis as if the operations of Blue Jays and Rogers Centre were included in prior year results and to remove businesses no longer operated by Publishing - Physicians Financial News and Rogers Medical Intelligence Solutions.

(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment”sections.

Rogers Communications Inc.	25	Second Quarter 2005

Media Revenue

Revenue growth in the second quarter was $62.5 million, an increase of 27.1% over the corresponding period last year. The increase was mainly due to the inclusion of the Sports Entertainment businesses. On a pro forma basis, revenue growth was 5.8% for the quarter mainly due to strong sales at The Shopping Channel (“tSc”), Consumer Publishing and Sportsnet, despite the NHL lock-out.

Revenue for the six month period increased 14.8% over the prior year and the increase on a pro forma basis was 3.9%. Strong year-to-date revenue was generated by tSc, Radio and Consumer Publishing which offset the decrease in sales at Sportsnet caused by the NHL lock-out.

Media Expenses

Operating expenses for the quarter increased by $57.1 million, or 29.7%, mainly due to the inclusion of Sports Entertainment. On a pro forma basis, expenses increased $5.7 million, or 2.3%, over the prior year. Lower programming costs at Sportsnet as a result of the hockey lock-out plus cost savings at Radio and Sports Entertainment more than offset higher costs at Publishing which were attributable to the successful launch of the LOULOU consumer shopping magazine.

On a year-to-date basis, expenses increased by $55.9 million over the prior year primarily due to the inclusion of Sports Entertainment. On a pro forma basis, expenses decreased slightly over the comparable period last year as savings from lower programming costs at Sportsnet more than offset higher costs of goods sold on tSc and increased costs in Publishing caused by the launch of LOULOU.

Media Operating Profit

The 13.9% and 22.5% Media operating profit growth for the three and six months ended June 30, 2005, respectively, reflected contributions from each of Publishing, Radio, Television and The Shopping Channel divisions, partially offset by the inclusion of a seasonal operating loss at Sports Entertainment. While the Publishing, Radio, Television and The Shopping Channel divisions each delivered increased operating profit margins for the quarter and year-to-date, the inclusion of the operating loss of Sports Entertainment led to the decline in Media’s operating profit margin from 16.8% to 15.1% compared to the corresponding quarterly period in 2004.

On a pro forma basis, operating profit increased 31.2% and 66.2% for the quarter and year-to-date, respectively. Operating profit margin also increased from last year reflecting the revenue increases and cost controls across all the divisions of Media.

Rogers Communications Inc.	26	Second Quarter 2005

Media Additions to Property, Plant and Equipment

The $2.7 million increase in Media’s PP&E expenditures during the quarter was primarily due to Media’s investment in broadcast technologies (HDTV) and improvements at the Rogers Centre.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended June 30, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $414.2 million from $349.1 million in the corresponding period in 2004. The $65.1 million increase is primarily the result of the increase in operating profit of $119.7 million partially offset by the $48.0 million increase in interest.

Taking into account the changes in non-cash working capital items for the three month period ended June 30, 2005, cash generated from operations was $317.6 million, compared to $246.8 million in the corresponding period of 2004.

The cash flow generated from operations of $317.6 million, together with the following items, resulted in total net funds of approximately $431.7 million raised in the three month period ended June 30, 2005:

•	aggregate net drawdowns of $73.0 million under bank credit facilities;

•	receipt of $37.1 million from the issuance of Class B Non-Voting shares of RCI under the exercise of employee stock options;

•	an aggregate of $2.7 million proceeds from the sale of investments; and

•	addition of $1.3 million of working capital pertaining to the acquisition of the Rogers Centre in the first quarter of 2005.

Net funds used during the three month period ended June 30, 2005 totalled approximately $415.2 million, the details of which include:

•	additions to PP&E of $359.2 million, including $14.5 million of related changes in non-cash working capital;

•	$38.8 million to fund the exercise of the call rights for 75% of the warrants issued by Fido;

•	$9.5 million for the acquisition of NOWTV after working capital adjustments;

Rogers Communications Inc.	27	Second Quarter 2005

•	other aggregate net expenditures of $7.0 million including $6.9 million of pre-operating costs in voice-over-cable telephony, $2.4 million of financing costs partially offset by dividend income; and

•	$0.8 million aggregate repayment of mortgages and capital leases.

Taking into account the cash of $90.9 million at the beginning of the quarter and the fund uses described above, the cash on hand at June 30, 2005 was $107.4 million.

Financing

Our long-term debt instruments are described in Note 11 to the Annual Audited Consolidated Financial Statements.

In June 2005, we amended Cable’s bank credit facility so that the maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

On June 30, 2005, we issued a notice of redemption for all of our 5.75% convertible debentures due November 26, 2005. The redemption date is August 2, 2005 and the redemption price per US$1,000 face amount is US$992.28. The aggregate face amount of debentures to be redeemed is US$224.78 million resulting in an aggregate redemption amount of approximately US$223.0 million. The debenture holders retain the right to convert into RCI Class B Non-Voting shares until the close of business on the date of redemption. The conversion rate for each US$1,000 face amount is 34.368 RCI Shares. An aggregate of approximately 7.7 million RCI Class B Non-Voting shares could be issued if all debenture holders exercise their right to convert.

Acquisition of Call-Net Enterprises Inc. (“Call-Net”)

On July 1, 2005, RCI acquired Call-Net pursuant to a plan of arrangement. The transaction was announced on May 11, 2005, approved by Call-Net shareholders on June 29, 2005 and approved by the Ontario court on June 30, 2005. Under the arrangement, Call-Net shareholders received one Class B Non-Voting share for each 4.25 shares of Call-Net, representing share consideration of approximately $314 million, excluding transaction costs, based on the value of Class B Non-Voting shares over a period two days before and after the May 11, 2005 announcement date.

The acquisition triggers a change of control provision under the indenture for Call-Net’s 10.625% Senior Secured Notes due 2008 of which an aggregate of US$223.1 million is outstanding. As a result, within 30 days of the July 1, 2005 acquisition closing, Call-Net is

Rogers Communications Inc.	28	Second Quarter 2005

obligated to commence an offer to purchase all outstanding Notes at a purchase price of 101% of their principal amount.

On July 25, 2005, Rogers Telecom Inc. (formerly Sprint Canada Inc.) commenced the termination process for its $55.0 million accounts receivable securitization program.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

As a result of the repayment of US$291.5 million Cable 10% Senior Secured Second Priority Notes due 2005, together with the maturity of two cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either an accounting or on an economic basis in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements from that disclosed in the 2004 Annual MD&A. As at March 31, 2005, 91.8% of our U.S. dollar-denominated debt was hedged on an economic basis and 80.1% was hedged on an accounting basis.

There was no change in our U.S. dollar-denominated debt nor in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005. As a result, at June 30, 2005, 91.8% of our U.S. dollar-denominated debt remains hedged on an economic basis and 80.1% remains hedged on an accounting basis.

Rogers Communications Inc.	29	Second Quarter 2005

(In millions of dollars, except percentages)	June 30, 2005		December 31, 2004

U.S. dollar-denominated long-term debt	US	$5,230.1	US	$5,517.6
Hedged with cross-currency interest
rate exchange agreements	US	$4,801.8	US	$5,135.3
Hedged exchange rate		1.3148		1.3211
Percent hedged (on an economic basis)		91.8% (1)		93.1%
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$550.0	US	$550.0
at US $ floating rate of LIBOR plus		3.13%		3.13%
for all-in rate of		6.54%		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%		3.42%
for all-in rate of		6.04%		6.06%
on Cdn $ principal of	Cdn	$652.7	Cdn	$652.7
Converted US $ principal of	US	$4,200.0	US	$4,533.4
at US $ fixed rate of		7.34%		7.54%
to Cdn $ fixed rate of		8.07%		8.35%
on Cdn $ principal of	Cdn	$5,593.4	Cdn	$6,064.2
Converted US $ principal of	US	$51.8	US	$51.8
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.67%
for all-in rate of		5.27%		5.30%
on Cdn $ principal of	Cdn	$67.4	Cdn	$67.4
Amount of long-term debt (2) at fixed rates:
Total long-term debt	Cdn	$9,258.7	Cdn	$9,198.6
Total long-term debt at fixed rates	Cdn	$8,083.6	Cdn	$8,478.5
Percent of long-term debt fixed		87.3%		92.2%
Weighted average interest rate on long-term debt		7.54%		7.93%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2005, RCI accounted for 87.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 80.1% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 91.8% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	30	Second Quarter 2005

Outstanding Share Data

Set out below is our outstanding share data as at June 30, 2005. For additional information, refer to Note 13 to our 2004 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2005.

Common Shares
Class A Voting	56,235,394
Class B Non-Voting	222,006,626
Options to Purchase Class B Non-Voting shares
Outstanding Options	15,280,673
Portion of Outstanding Options Exercisable	10,214,886

Securities Convertible into Class B Non-Voting shares
		Number of
		Shares
	Amount	Issuable on
Class	Outstanding	Conversion
Convertible Preferred Securities	$600,000,000	17,142,857
Convertible Senior Debentures	$275,527,000	7,725,239

Dividends and Other Payments on Equity Securities

On April 20, 2005, we declared a semi-annual dividend of C$0.05 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. The semi-annual dividend totaling $13.9 million was paid on July 4, 2005 to shareholders of record on June 15, 2005. This dividend was made under our dividend policy of $0.10 per share annually, payable through two semi-annual dividend payments of $0.05 per share.

On January 4, 2005, $12.3 million was paid for dividends declared in 2004 to shareholders of record on December 13, 2004.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Audited Consolidated Financial Statements, excluding the impact of the Call-Net acquisition. There have been no significant changes to our material contractual obligations since December 31, 2004.

Rogers Communications Inc.	31	Second Quarter 2005

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime and this panel may review the foreign ownership rules applicable to telecommunications.

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of significant competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by an appeals court in the quarter ended March 31, 2005.

National Wireless Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. If implemented, these recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers.

Rogers Communications Inc.	32	Second Quarter 2005

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004 are as follows:

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated wireless number portability (“WNP”). In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005-6 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. This implementation of WNP would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA) announced that Canada’s wireless carriers, including Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

The CWTA is contracting an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. It is expected that the plan will be completed by September 1, 2005. Upon arrival of the plan and agreement on a common start date, it is the intention of the CWTA and the wireless carriers to begin the implementation of the plan. A firm date on the implementation is not known at this time pending the development of the project plan.

Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks

Through its acquisition of Fido, Wireless also acquired a fixed wireless licence which permits the provision in Canada of Multipoint Communications Services (“MCS”) operating in the 2.5 GHz band across most of Canada. This business is known as Inukshuk. Fido had applied to Industry Canada to transfer the MCS licence to a company where one-third of the shares would be held directly or indirectly through a holding company by each of Fido, MTS Allstream Inc. ("Allstream"), a Canadian telecommunications provider, and NR Communications, LLC ("NR"), an affiliate of a U.S. fixed wireless services equipment manufacturer. In early 2005,

Rogers Communications Inc.	33	Second Quarter 2005

Allstream’s shares in this holding company were acquired equally by Wireless and NR. Subsequently, NR was continued into Nova Scotia and 50% of the shares of NR were acquired by NRC Holdings, Inc. while the other 50% were acquired by BCE Inc. or an affiliate thereof. The share transactions have created shareholder issues under a shareholder agreement which require resolution. In addition, Industry Canada must evaluate whether the proposed transferee meets the Canadian ownership and control regulations before approving the transfer of the licence. While Wireless is currently utilizing network equipment from an affiliate of NR, if it were unable to do so, Wireless may not be able to comply on a timely basis with rollout commitments which are necessary in order to maintain the licence in good standing. In addition, Wireless has made proposals to Industry Canada about modifying some of the rollout commitments. While management is optimistic about the future of the 2.5 GHz fixed wireless business, it is a new and speculative business and there are considerable risks associated with these investments.

We are Subject to Risks Arising out of our Acquisition of Call-Net such as the Risks that we May Not Be Able to Successfully Integrate Call-Net or Realize the Anticipated Synergies

Our July 1, 2005 acquisition of Call-Net was based in part on the belief that acquiring Call-Net would enable us to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond our control. We may not be able to achieve the cost savings we anticipate from the acquisition, thereby causing its financial results to be less than expected.

We may not be able to successfully integrate and manage Call-Net’s business because of unanticipated difficulties in assimilating their operations, services and corporate culture into our own. If we are unable to successfully integrate and manage Call-Net’s business, or if the integration costs, including severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of the existing business, then our business and financial results, including those of our subsidiaries, may suffer.

We may also be subject to unexpected claims and liabilities arising from the acquisition of Call-Net, including claims and liabilities of Call-Net that were not disclosed to us or that exceed their estimates. These claims could be costly to defend and result in liabilities to Call-Net which may be material in amount.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable's Costs and Adversely Affect Cable's Business

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (OEB) asking it to set a pole rate for all hydroelectric

Rogers Communications Inc.	34	Second Quarter 2005

distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The decision gives the CCTA and the LDCs four months to negotiate a model agreement for cable attachments to hydro poles. Any unresolved issues will be reported to the OEB for a final decision. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

Appeals of the CRTC’s Regime for Local Telephone Competition Could Affect Cable’s delivery of Local Telephone Service

On February 23, 2005, the Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel has now been appointed and they have issued a Consultation Paper. On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March of 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision was in line with Rogers’ expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anticompetitive conduct. Bell and Telus have announced that they will appeal the decision to the Federal Cabinet. Also on June 13, 2005 Bell, SaskTel and Telus filed a leave application with the Federal Court of Appeal challenging the constitutionality of the winback rules, another protection for new entrants. If any of these proceedings or processes weaken the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.

Media Faces Increased Competition with the Introduction of Subscription Radio Services

On June 16, 2005, the CRTC issued decisions approving three new subscription radio services. Two of the services are satellite-delivered, partnering with established well financed satellite radio operators in the U.S., while the third is a terrestrial-based service proposed by CHUM and Astral. These new subscription services have the potential to offer a wide variety of music and spoken word programming channels, and will compete for audiences with the Media radio stations in markets across Canada. However, given that these new services are also prohibited from carrying local programming content and selling local advertising, the Media radio stations expect to sustain their competitive advantage as local broadcasters in their local markets.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2004 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately

Rogers Communications Inc.	35	Second Quarter 2005

measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue and average monthly revenue per subscriber (“ARPU”);
•	Subscriber counts and subscriber churn;
•	Customer relationships and revenue generating units (“RGU”);
•	Operating expenses and average monthly operating expense per wireless subscriber; and
•	Sales and marketing costs per gross wireless subscriber addition.

We refer to the following three additional non-GAAP measures that are used in various financial tables and discussions throughout our MD&A:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, non-controlling interest, gain of sale of investments, writedown of investments, income (loss) from investments accounted for by the equity method and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our business to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplementary Information - Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Rogers Communications Inc.	36	Second Quarter 2005

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below. AT&T Wireless Services, Inc. (“AWE”) was no longer a related party effective October 13, 2004.

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Amounts paid to (received from) AWE, net	$-	$(796)	$-	$187
Access fees paid to broadcasters accounted for by the equity method	4,723	4,006	9,214	9,133
	$4,723	$3,210	$9,214	$9,320

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or our subsidiary companies. During the three and six months ended June 30, 2005, total amounts paid by us to these related parties are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,500	$1,300	$3,200	$1,800
Programming services	100	1,600	1,600	3,200
Interest charges and other financing fees	10,400	5,300	22,000	11,300
	$12,000	$8,200	$26,800	$16,300

During the three months and six months ended June 30, 2005, we made payments to (received from) companies controlled by our controlling shareholder as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Dividends paid on Class A Voting and Class B Non-Voting shares of the Company	$-	$-	$3,483	$3,483
Charges to the Company for business use of aircraft	148	37	331	195
Charges by the Company for rent and reimbursement of office and personnel costs	(18)	(18)	(30)	(36)
	$130	$19	$3,784	$3,642

Rogers Communications Inc.	37	Second Quarter 2005

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2004 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2005, there are no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARD

Convertible Preferred Securities

Effective January 1, 2005, we retroactively adopted amendments to CICA Handbook Section 3860, resulting in the reclassification of the liability portion of our Convertible Preferred Securities as long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of earnings for the periods presented. Retained earnings have been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this new standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at June 30, 2005, the liability and equity components were carried at $501.5 million and $188.0 million, respectively. Interest expense for the three and six months ended June 30, 2005 was increased by $13.7 million and $27.3 million, respectively (2004 - $13.5 million and $26.8 million, respectively) as a result of the adoption of this standard. This change does not affect earnings (loss) per share since the distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable, and Media have unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable, and Media segments, please refer to our 2004 Annual MD&A.

2005 GUIDANCE

We are revising three elements of our 2005 annual guidance for Wireless which was originally provided with our fourth quarter 2004 results on February 15, 2005.

Wireless network revenue (excluding revenue from equipment sales) is revised upward from the range of $3,415 million to $3,465 million to a new range of $3,475 million to $3,525 million, and Wireless operating profit (before management fees excluding non-recurring costs associated with the integration of Fido) is revised upward from the range of $1,250 million to $1,300

Rogers Communications Inc.	38	Second Quarter 2005

million to a new range of $1,310 million to $1,360 million for the full year 2005. These changes reflect the positive trends experienced in the first six months of 2005 relating to postpaid subscriber growth and churn levels.

Guidance as to the non-recurring cash integration costs at Wireless associated with the integration of Fido are revised downward from the range of $200 million to $230 million to a new range of between $185 million and $215 million. The allocation of these non-recurring integration costs is also revised such that Wireless now expects that approximately 20% will be recorded as operating expense, approximately 40% are expected to be recorded as PP&E expenditures, and approximately 40% have been recorded as part of the acquisition purchase price accrual.

Other previously issued 2005 financial and operating metric guidance ranges for Wireless, Cable, and Media remain unchanged. Our guidance ranges do not reflect the July 1, 2005 acquisition of Call-Net (now Rogers Telecom). We are in the initial stages of assessment and integration planning associated with the Call-Net acquisition and expect to be able to provide updates as to the integration and operating plans associated with Rogers Telecom as this work progresses.

Rogers Communications Inc.	39	Second Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures
(Actual)
	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
($ in millions, except per subscriber figures) (subscribers in thousands)
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$816.7	$560.9	$1,567.0	$1,073.9
Divided by: Average postpaid wireless voice and data subscribers	4,326.7	3,157.7	4,275.8	3,113.1
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$62.92	$59.20	$61.08	$57.49

Prepaid ARPU (monthly)
Prepaid revenue	$53.0	$25.6	$101.0	$50.2
Divided by: Average prepaid subscribers	1,306.6	726.4	1,316.5	737.6
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$13.52	$11.76	$12.79	$11.34

Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$869.7	$586.5	$1,668.0	$1,124.1
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,633.3	3,884.1	5,592.3	3,850.7
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$51.46	$50.33	$49.71	$48.65

One-way messaging ARPU (monthly)
One-way messaging revenue	$5.0	$6.3	$10.0	$12.7
Divided by: Average one-way messaging subscribers	182.5	226.6	186.9	231.3
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$9.05	$9.26	$8.93	$9.13

Cost of acquisition per gross addition
Total sales and marketing expenses	$133.2	$95.8	$257.2	$188.3
Equipment margin loss (acquisition related)	36.2	25.1	86.2	43.4
	$169.4	$120.9	$343.4	$231.7
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	452.9	325.2	911.2	630.9
	$374	$372	$377	$367

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$304.6	$204.0	$598.1	$399.3
Equipment margin loss (retention related)	35.9	20.8	73.4	39.0
	$340.5	$224.8	$671.5	$438.3
Divided by: Average total wireless subscribers	5,815.8	4,110.7	5,779.2	4,082.0
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$19.52	$18.22	$19.36	$17.90

Equipment margin loss
Equipment sales	$89.2	$63.1	$161.3	$112.0
Cost of equipment sales	(161.3)	(109.0)	(320.9)	(194.4)
	$(72.1)	$(45.9)	$(159.6)	$(82.4)

Acquisition related	$(36.2)	$(25.1)	$(86.2)	$(43.4)
Retention related	(35.9)	(20.8)	(73.4)	(39.0)
	$(72.1)	$(45.9)	$(159.6)	$(82.4)

Rogers Communications Inc.	40	Second Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures
(Actual)
	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
(In millions of dollars, except ARPU figures and operating profit margin) (Subscribers in thousands)
Core Cable ARPU
Basic cable and digital revenue	$319.1	$306.9	$637.2	$617.0
Divided by: Average basic cable subscribers	2,244.3	2,259.0	2,248.3	2,262.9
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$47.39	$45.29	$47.24	$45.44
Internet ARPU
Internet revenue	$107.3	$91.8	$211.7	$181.6
Divided by: Average Internet subscribers	1,006.1	827.6	984.8	812.8
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$35.55	$36.97	$35.83	$37.24
Cable:
Operating Profit	$168.8	$167.3	$342.3	$333.5
Divided by Revenue	426.4	398.7	848.9	798.6
Cable Operating Profit Margin	39.6%	42.0%	40.3%	41.8%
Video:
Operating Profit	$2.7	$6.0	$9.9	$11.0
Divided by Revenue	74.7	76.9	158.4	150.8
Video Operating Profit Margin	3.6%	7.8%	6.3%	7.3%
Customer relationships (unique)
Basic cable subscribers			2,238.3	2,252.2
Internet subscribers			1,021.7	836.3
Less: Subscribers to both basic cable and Internet			(901.6)	(753.3)
			2,358.4	2,335.2
Revenue Generating Units (RGU's)
Basic cable subscribers			2,238.3	2,252.2
Internet subscribers			1,021.7	836.3
Digital subscribers (households)			769.1	589.7
			4,029.1	3,678.2

Rogers Communications Inc.	41	Second Quarter 2005

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary
	2005		2004				2003
(Thousands of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
			(As Restated - See Note 1)				(As Restated - See Note 1)
Income Statement
Operating Revenue
Wireless	$875,371	$963,888	$592,841	$655,920	$721,136	$813,628	$497,118	$532,462	$588,615	$589,599
Cable	505,256	500,079	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Media	219,280	293,402	215,741	230,881	248,819	266,171	196,726	219,706	194,691	243,869
Corporate and eliminations	(17,492)	(24,858)	(16,907)	(18,152)	(25,638)	(21,846)	(11,462)	(13,341)	(17,329)	(16,920)
	1,582,415	1,732,511	1,264,749	1,343,495	1,433,688	1,566,317	1,115,380	1,173,213	1,211,623	1,291,640
Operating profit (1)
Wireless	298,376	364,760	219,644	247,083	269,565	214,099	155,810	182,546	222,295	166,921
Cable	180,669	171,562	171,186	173,294	173,143	191,036	157,290	161,878	167,585	176,721
Media	11,320	44,195	6,470	38,819	14,981	55,102	6,020	37,106	20,988	42,610
Corporate	(15,141)	(15,063)	(15,443)	(13,409)	(1,714)	(9,717)	(9,846)	(11,324)	(10,762)	(16,942)
	475,224	565,454	381,857	445,787	455,975	450,520	309,274	370,206	400,106	369,310

Depreciation and amortization	341,633	358,746	246,090	250,528	255,857	340,076	248,319	256,427	261,666	273,851
Operating income	133,591	206,708	135,767	195,259	200,118	110,444	60,955	113,779	138,440	95,459
Interest on long-term debt (2)	(184,767)	(180,325)	(137,539)	(132,292)	(129,868)	(176,298)	(136,724)	(141,241)	(135,229)	(128,704)
Other income (expense)	8,663	(3,441)	(75,384)	(41,775)	29,676	37,776	109,620	96,860	(12,045)	50,558
Income tax recovery (expense)	(3,514)	(3,748)	(1,453)	(3,555)	(3,371)	4,932	(7,132)	(3,372)	(3,039)	36,400
Non-controlling interest	-	-	423	(25,596)	(48,480)	(5,928)	(16,158)	(25,197)	(18,854)	1,784
Net income (loss) for the period (3)	(46,027)	19,194	(78,186)	(7,959)	48,075	(29,074)	10,561	40,829	(30,727)	55,497

Earnings (loss) per share -basic	$(0.17)	$0.07	$(0.33)	$(0.03)	$0.20	$(0.12)	$0.06	$0.18	$(0.13)	$0.24
-diluted	$(0.17)	$0.07	$(0.33)	$(0.03)	$0.19	$(0.12)	$0.06	$0.18	$(0.13)	$0.23

Operating profit margin % (1)
Consolidated	30.0	32.6	30.2	33.2	31.8	28.8	27.7	31.6	33.0	28.6

Additions to property, plant and equipment (1)	$260,419	$344,738	$228,666	$218,267	$221,147	$386,858	$188,950	$222,312	$244,722	$307,758

(1)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

(2)	Total long-term debt, including current portion, has been presented to exclude the effect of cross-currency interest rate exchange agreements for all periods.
(3)
Comparatives restated to reflect the adoption of new accounting standards as described in note 1 to the Unaudited Interim Consolidated Financial Statements. The liability component of the Convertible Preferred Securities has been reclassified to long-term debt with the accretion of that liability component and the distributions reflected as interest expense.

Rogers Communications Inc.	42	Second Quarter 2005

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Updates to Risks and Uncertainties” and the “Risks and Uncertainties” sections in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, Form 40-F/A and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services, and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Rogers Communications Inc.	Second Quarter 2005

Media Contacts:

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless - Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com
Cable - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on July 26, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc.	Second Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2005

Rogers Communications Inc.	1	Second Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars, except per share amounts)	2005	2004	2005	2004
		(As Restated - See Note 1)		(As Restated - See Note 1)
Operating revenue	$1,732,511	$1,343,495	$3,314,926	$2,608,244
Cost of sales	231,338	178,935	471,107	334,043
Sales and marketing costs	248,721	199,195	482,015	398,270
Operating, general and administrative expenses	675,288	519,578	1,305,546	1,048,285
Integration expenses	11,710	-	15,580	-
Depreciation and amortization	358,746	250,528	700,379	496,618
Operating income	206,708	195,259	340,299	331,028
Interest on long-term debt	(180,325)	(132,292)	(365,091)	(269,831)
	26,383	62,967	(24,792)	61,197
Gain on sale of investments	2,913	3,983	11,874	3,983
Writedown of investments	-	(2,147)	(6,122)	(4,080)
Income (loss) from investments accounted for by the equity method	(264)	(7,149)	4,039	(16,200)
Foreign exchange loss	(18,270)	(76,805)	(24,229)	(124,370)
Change in the fair value of derivative instruments	10,514	36,543	15,312	35,992
Loss on repayment of long-term debt	-	-	-	(20,326)
Investment and other income	1,666	3,800	4,349	7,843
Net income (loss) before income taxes and
non-controlling interest	22,942	21,192	(19,569)	(55,961)
Income tax expense
Current	3,748	3,555	7,263	5,008
Income (loss) before non-controlling interest	19,194	17,637	(26,832)	(60,969)
Non-controlling interest	-	(25,596)	-	(25,173)
Net income (loss) for the period	$19,194	$(7,959)	$(26,832)	$(86,142)

Earnings (loss) per share (Note 6)
Basic and diluted	$0.07	$(0.03)	$(0.10)	$(0.37)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	2	Second Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):		(As Restated - See Note 1)		(As Restated - See Note 1)
Operating activities:
Net income (loss) for the period	$19,194	$(7,959)	$(26,832)	$(86,142)
Adjustments to reconcile loss to cash flows from operating activities:
Depreciation and amortization	358,746	250,528	700,379	496,618
Program rights and video rental inventory depreciation	21,342	23,647	43,830	44,243
Gain on sale of investments	(2,913)	(3,983)	(11,874)	(3,983)
Writedown of investments	-	2,147	6,122	4,080
Loss (income) from investments accounted for by the equity method	264	7,149	(4,039)	16,200
Unrealized foreign exchange loss	16,578	75,975	22,785	121,915
Change in fair value of derivative instruments	(10,514)	(36,543)	(15,312)	(35,992)
Loss on repayment of long-term debt	-	-	-	20,326
Accreted interest due on repayment of certain notes payable	2,492	2,563	4,916	5,044
Accreted interest on convertible preferred securities	5,433	5,203	10,809	10,349
Distributions from investments	-	312	(2,396)	374
Stock-based compensation expense	6,918	4,478	12,916	8,283
Amortization on fair value increment of long-term debt and derivatives	(3,351)	-	(6,702)	-
Non-controlling interest	-	25,596	-	25,173
	414,189	349,113	734,602	626,488
Change in non-cash working capital items	(96,587)	(102,364)	(225,767)	(184,341)
	317,602	246,749	508,835	442,147
Financing activities:
Issue of long-term debt	416,000	233,000	798,000	2,379,550
Repayment of long-term debt	(343,847)	(357,099)	(698,110)	(2,295,173)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	402,191	58,416
Payment on maturity of cross-currency interest rate exchange agreements	-	-	(470,825)	-
Premium on repayment of long-term debt	-	-	-	(49,188)
Financing costs incurred	(2,400)	-	(2,400)	(18,671)
Issue of capital stock	37,127	250,013	63,240	260,592
Dividends on Class B Non-Voting and Class A Voting shares	-	-	(12,313)	(11,677)
	106,880	125,914	79,783	323,849
Investing activities:
Additions to property, plant and equipment ("PP&E")	(344,738)	(218,268)	(605,157)	(446,933)
Change in non-cash working capital items related to PP&E	(14,450)	(7,776)	(49,966)	(18,398)
Proceeds on sale of investments	2,719	6,272	12,203	6,272
Acquisition of Rogers Centre	1,345	-	(24,512)	-
Exercise of Fido call rights on warrants	(38,778)	-	(38,778)	-
Acquisition of NowTV	(9,458)	-	(9,458)	-
Investment in Toronto Blue Jays	-	-	-	(39,111)
Acquisition of Dome Productions	-	-	-	(19,777)
Acquisition of spectrum licences	-	-	(4,765)	(5,913)
Other	(4,665)	(25,623)	(4,820)	(28,110)
	(408,025)	(245,395)	(725,253)	(551,970)
Increase (decrease) in cash	16,457	127,268	(136,635)	214,026
Cash and cash equivalents (deficiency), beginning of period	90,901	76,470	243,993	(10,288)
Cash and cash equivalents, end of period	$107,358	$203,738	$107,358	$203,738

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

Supplemental cash flow information:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Change in Non-Cash Working Capital:
Decrease (increase) in accounts receivable	$(90,218)	$196	$(5,851)	$6,286
Increase (decrease) in accounts payable and accrued liabilities	31,120	(54,936)	(155,703)	(138,346)
Increase (decrease) in unearned revenue	(11,027)	3,203	4,046	10,215
Increase in deferred charges and other assets	(26,462)	(50,827)	(68,259)	(62,496)
	$(96,587)	$(102,364)	$(225,767)	$(184,341)

Interest paid	$268,241	$118,684	$363,320	$211,242
Income taxes paid	3,436	4,057	8,269	6,671

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	3	Second Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2005	2004
		(As Restated - See Note 1)
Assets
Current assets
Accounts receivable	$680,761	$673,936
Cash and cash equivalents	107,358	243,993
Other current assets	295,026	260,517
	1,083,145	1,178,446
Property, plant and equipment	5,630,365	5,486,837
Goodwill	3,347,221	3,388,687
Other intangible assets	2,681,518	2,855,689
Investments (Note 2)	133,180	139,170
Deferred charges	134,793	134,466
Other long term assets	80,577	89,443
	$13,090,799	$13,272,738
Liabilities and Shareholders' Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,157,102	$1,428,296
Current portion of long-term debt (Note 4)	510,489	618,236
Current portion of derivative instruments	-	58,856
Unearned revenue	156,769	152,723
	1,824,360	2,258,111
Long-term debt (Notes 1 and 4)	8,271,188	7,922,861
Derivative instruments	516,505	641,545
Other long-term liabilities	59,636	64,887
	10,671,689	10,887,404
Shareholders' equity (Notes 1 and 5)	2,419,110	2,385,334
	$13,090,799	$13,272,738

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	4	Second Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Six Months Ended June 30,
(In thousands of dollars)	2005	2004
		(As Restated - See Note 1)
Deficit, beginning of period	$(416,731)	$(339,436)
Adjustment for stock-based compensation	-	(7,025)
Adjustment for convertible preferred securities (Note 1)	(102,720)	(81,785)
As restated	(519,451)	(428,246)
Loss for the period	(26,832)	(86,142)
Dividends on Class A Voting shares and
Class B Non-Voting shares	(13,895)	(11,743)
Deficit, end of period	$(560,178)	$(526,131)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	5	Second Quarter 2005

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2005 and 2004

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Certain comparative figures have been reclassified to conform with the current period’s presentation.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, except they reflect the adoption of the following new accounting policy:

Convertible Preferred Securities

Effective for fiscal years beginning after November 1, 2004, CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, has been amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments will no longer be presented as equity.

The Company retroactively adopted this standard effective January 1, 2005 and has therefore reclassified the liability portion of its Convertible Preferred Securities to long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of income. Retained earnings has been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this revised standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at June 30, 2005, the liability and equity components were carried at $501.5 million and $188.0 million, respectively. Interest expense for the three months and six ended June 30, 2005 was increased by

Rogers Communications Inc.	6	Second Quarter 2005

Basis of Presentation and Accounting Policies (continued):

$13.7 million and $27.3 million, respectively (2004 - $13.5 million and $26.8 million, respectively). This change does not affect earnings (loss) per share since the accretion and distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

2.	Investments:

				June 30,	December 31,
(In thousands of dollars)				2005	2004
			Quoted
			Market	Book	Book
Description			Value	Value	Value
Investments accounted for by the equity method				$10,002	$9,348
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	6,595,675	Subordinate Voting	$178,743	68,884	68,884
		Common shares

Cogeco Inc.	3,399,800	Subordinate Voting	91,319	44,438	44,438
		Common shares
Other publicly traded companies			11,543	2,845	3,551
			$281,605	116,167	116,873

Private companies				7,011	12,949
				$133,180	$139,170

3.	Business Combinations:

(a)	2004 Acquisitions:

(i)	RWCI and Microcell Telecommunications Inc.

During the year ended December 31, 2004, the Company acquired the shares of Rogers Wireless Communications Inc. (“RWCI”) held by minority interests resulting in 100% ownership as at December 31, 2004. On November 9, 2004, the Company acquired all of the issued and outstanding shares of Microcell Telecommunications Inc. (“Fido”).

The purchase price allocations related to both the acquisition of RWCI minority interests and Fido have been adjusted in the second quarter of 2005 to reflect the finalization of the valuations of both tangible and intangible assets acquired as well as revisions to the plan to restructure the operations of Fido. The adjustments to these purchase price allocations from those recorded in the December 31, 2004 consolidated financial statements are as follows:

Rogers Communications Inc.	7	Second Quarter 2005

Business Combinations (continued):

(In thousands of dollars)
Increase (decrease) in balance	RWCI	Fido	Total
Subscriber base	$15,263	$31,500	$46,763
Brand name	903	2,500	3,403
Roaming agreements	(10,160)	1,500	(8,660)
Dealer network	27,140	13,500	40,640
Wholesale agreements	-	13,000	13,000
Spectrum licences	(1,768)	(91,600)	(93,368)
Property, plant and equipment	1,020	5,590	6,610
	32,398	(24,010)	8,388
Liabilities assumed on acquisition	-	(44,757)	(44,757)
Decrease in goodwill	$(32,398)	$(20,747)	$(53,145)

The net increase of $95.1 million in amortizable intangible assets as a result of the finalization of the valuations resulted in an increase in amortization expense of approximately $20.1 million for the six months ended June 30, 2005, which was recorded in the second quarter. Amortization expense related to the intangible assets acquired in the RWCI and Fido acquisitions was $99.0 million and $178.0 million for the three and six months ended June 30, 2005, respectively.

The liability for Fido restructuring costs recorded at the acquisition date has been decreased as follows:

(In thousands of dollars)
Network decommissioning and restoration costs	$(7,552)
Lease and other contract termination costs	(21,648)
Involuntary severance	(15,557)
Decrease in liabilities assumed on acquisition	$(44,757)

During the six months ended June 30, 2005, the Company made payments against the liabilities assumed on acquisition of Fido of $4.8 million in certain network decommissioning costs and $6.0 million in involuntary severance costs. During the three and six months ended June 30, 2005, the Company incurred integration expenses of $11.7 million and $15.6 million, respectively.

(ii)	Sportsnet

On December 23, 2004, the Company purchased the remaining 20% interest of Rogers Sportsnet for $45 million. The purchase price discrepancy remains allocated to goodwill on a preliminary basis pending completion of the valuations of the net identifiable assets acquired and will be adjusted when final.

Rogers Communications Inc.	8	Second Quarter 2005

Business Combinations (continued):

(b) 2005 Acquisitions:

On January 31, 2005, the Company completed the acquisition of the Rogers Centre (previously the SkyDome) for a purchase price of $24.5 million, net of working capital adjustments, million plus $4.5 million of assumed liabilities. The purchase price has been allocated on a preliminary basis to working capital and property, plant and equipment.

During the six months ended June 30, 2005, the Company acquired NOWTV for cash purchase consideration of $9.5 million, excluding acquisition costs.

4.	Long-Term Debt:

		Interest	June 30,	December 31,
(In thousands of dollars)		Rate	2005	2004
				(As Restated - See Note1)
(A) Corporate:
(i)	Convertible Debentures, due 2005	5.75%	$271,451	$261,810
(ii)	Senior Notes, due 2006	10.50%	75,000	75,000
(iii)	Convertible Preferred Securities, due 2009	5.50%	501,519	490,710
			847,970	827,520
(B) Wireless:
(i)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
(ii)	Floating Rate Senior Secured Notes, due 2010	Floating	674,080	661,980
(iii)	Senior Secured Notes, due 2011	9.625%	600,544	589,764
(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(v)	Senior Secured Notes, due 2012	7.25%	576,032	565,692
(vi)	Senior Secured Notes, due 2014	6.375%	919,200	902,700
(vii)	Senior Secured Notes, due 2015	7.50%	674,080	661,980
(viii)	Senior Secured Debentures, due 2016	9.75%	189,846	186,438
(ix)	Senior Subordinated Notes, due 2012	8.00%	490,240	481,440
(x)	Fair value increment arising from purchase accounting		49,778	55,232
			4,793,800	4,725,226
(C) Cable:
(i)	Bank credit facility	Floating	111,000	-
(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2011	7.250%	175,000	175,000
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	428,960	421,260
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	428,960	421,260
(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	428,960	421,260
(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	343,168	337,008
(ix)	Senior Secured Second Priority Notes, due 2032	8.75%	245,120	240,720
(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	139,320	136,819
			2,750,488	2,954,216

(D) Media:
	Bank credit facility	Floating	344,000	-

Mortgages and other		Various	45,419	34,135
			8,781,677	8,541,097

Less current portion			(510,489)	(618,236)

			$8,271,188	$7,922,861

Rogers Communications Inc.	9	Second Quarter 2005

Long-Term Debt (continued):

Repayment of debt:

On March 15, 2005, Cable repaid US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

Amendment of Credit Facility:

In June 2005, Cable amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

Redemption of Debt:

On June 30, 2005, RCI issued a notice of redemption for all of its 5.75% convertible debentures due November 26, 2005. The redemption date is August 2, 2005. The redemption price per US$1,000 face amount is US$992.28. The aggregate face amount of debentures to be redeemed is US$224.78 million resulting in an aggregate redemption amount of approximately US$223.0 million. The debenture holders retain the right to convert into RCI Class B Non-Voting shares (the "RCI Shares") until the close of business on the date of redemption. The conversion rate for each US$1,000 face amount is 34.368 RCI Shares. An aggregate of approximately 7.7 million RCI Shares could be issued if all debenture holders exercise their right to convert.

Rogers Communications Inc.	10	Second Quarter 2005

5.	Shareholders’ Equity:

	June 30,	December 31,
(In thousands of dollars)	2005	2004
		(As Restated - See Note 1)
Capital stock issued, at stated value:
Common shares:
56,235,394 Class A Voting shares	$72,313	$72,313

222,006,626 Class B Non-Voting shares
(2004 - 218,979,074)	360,711	355,793
Total capital stock	433,024	428,106

Convertible Preferred Securities	188,000	188,000
Contributed surplus	2,358,264	2,288,679
Deficit	(560,178)	(519,451)
Shareholders' Equity	$2,419,110	$2,385,334

(i)
During the three months ended June 30, 2005, the Company issued 1,868,998 Class B Non-Voting shares to employees upon the exercise of stock options and 1,031 Class B Non-Voting shares upon the conversion of convertible debt for cash of $37.1 million. As a result, $34.1 million of the issued amounts related to the Class B Non-Voting shares was recorded in contributed surplus.

During the six months ended June 30, 2005, the Company issued 3,026,521 Class B Non-Voting shares to employees upon the exercise of stock options and 1,031 Class B Non-Voting shares upon the conversion of convertible debt for cash of $63.2 million. As a result, $58.3 million related to the issuance of Class B Non-Voting shares was recorded in contributed surplus.

(ii)	Stock-based compensation:

During the three and six months ended June 30, 2005, the Company recorded compensation expense of approximately $5.6 million and $11.3 million, respectively (2004 - $4.4 million and $8.3 million, respectively) related to stock options granted to employees, with a corresponding adjustment to contributed surplus.

The weighted average estimated fair value at the date of the grant for RCI options granted for the three and six months ended June 30, 2005 was $15.35 and $15.34 per share, respectively (2004 - $11.90 and $11.90 per share, respectively). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Risk-free interest rate	3.86%	4.38%	4.01%	4.38%
Dividend yield	0.28%	0.40%	0.29%	0.40%
Volatility factor of the future expected market price of Class B Non-Voting shares	43.88%	45.24%	43.93%	45.24%
Weighted average expected life of options	5.4 years	6.1 years	5.6 years	6.1 years

Rogers Communications Inc.	11	Second Quarter 2005

6.    Calculation of Earnings (loss) Per Share:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2005	2004	2005	2004
Numerator:
Earnings (loss) - basic and diluted	$19,194	$(7,959)	$(26,832)	$(86,142)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	277,246	236,400	276,498	235,261
Diluted	283,674	236,400	276,498	235,261
Earnings (loss) per share
Basic and diluted	$0.07	$(0.03)	$(0.10)	$(0.37)

7.	Pensions:

For the three and six months ended June 30, 2005, the Company recorded pension expense in the amount of $6.8 million and $9.9 million, respectively (2004 - $2.4 million and $3.4 million, respectively). Pension expense for the year ended December 31, 2005 is expected to be $19.9 million based on actuarial estimates and the Company’s estimates. In addition, the expense for the three and six months ended June 30, 2005 related to unfunded supplemental executive retirement plans was $0.8 million and $1.5 million, respectively (2004 - $1.0 million and $2.1 million, respectively).

8.	Restricted Share Units:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, restricted share units (“RSU’s”) are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participant’s RSU’s in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit.

During the six months ended June 30, 2005, 236,801 (2004 - 50,916) RSU’s were issued to employees of the Company. During the three months ended June 30, 2005, no RSU’s were issued (2004 - 50,916) and 1,600 RSU’s were cancelled. As at June 30, 2005, 286,117 restricted share units were outstanding. These RSU’s vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares. Compensation expense for the three and six months ended June 30, 2005 related to these restricted share units was $1.3 million and $1.6 million, respectively (2004 - $0.1 million and $0.1 million, respectively).

Rogers Communications Inc.	12	Second Quarter 2005

9.	Segmented Information:

Effective January 1, 2005, Blue Jays Holdco became a reporting unit of Media and as a result, is reported as part of the Media operating segment commencing in 2005. For comparative purposes, the related loss accounted for by the equity method for the three and six months ended June 30, 2004 has been reclassified to the Media segment.

				Corporate items
For the Three Months Ended June 30, 2005				and	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	eliminations	Totals
Operating revenue	$963,886	$500,080	$293,402	$(24,857)	$1,732,511
Cost of sales	161,325	34,148	35,865	-	231,338
Sales and marketing costs	133,179	67,900	47,642	-	248,721
Operating, general and administrative expenses	292,914	226,469	165,700	(9,795)	675,288
Management fees	3,006	9,971	4,186	(17,163)	-
Integration expenses	11,710	-	-	-	11,710
Depreciation and amortization	163,932	115,462	13,448	65,904	358,746
Operating income (loss)	197,820	46,130	26,561	(63,803)	206,708
Interest:
Long-term debt and other	(101,321)	(59,623)	(3,016)	(16,365)	(180,325)
Intercompany	5,754	(4,774)	(1,071)	91	-
Gain on sale of investments	11	2,298	-	604	2,913
Income (loss) from investments accounted for by the equity method	(866)	-	602	-	(264)
Change in fair value of derivative instruments	10,340	173	-	1	10,514
Foreign exchange loss	(11,754)	(2,544)	(98)	(3,874)	(18,270)
Investment and other income (loss)	1,463	46	340	(183)	1,666
Income tax expense	(1,661)	(1,386)	(431)	(270)	(3,748)
Net income (loss) for the period	$99,786	$(19,680)	$22,887	$(83,799)	19,194
Property, plant and equipment additions	$153,736	$181,688	$8,825	$489	344,738

For the Three Months Ended June 30, 2004 (In thousands of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals
Operating revenue	$655,920	$474,846	$230,881	$(18,152)	$1,343,495
Cost of sales	109,016	36,901	33,018	-	178,935
Sales and marketing costs	95,810	58,332	45,053	-	199,195
Operating, general and administrative expenses	204,011	206,319	113,991	(4,743)	519,578
Management fees	2,919	9,497	3,562	(15,978)	-
Depreciation and amortization	121,885	117,465	10,585	593	250,528
Operating income	122,279	46,332	24,672	1,976	195,259
Interest:
Long-term debt and other	(49,436)	(60,683)	(2,684)	(19,489)	(132,292)
Intercompany	-	-	(10,298)	10,298	-
Intercompany dividends	-	-	10,698	(10,698)	-
Gain on sale of investments	-	-	-	3,983	3,983
Writedown of investments	-	(494)	-	(1,653)	(2,147)
Loss from investments accounted for by the equity method	-	-	(7,149)	-	(7,149)
Change in fair value of derivative instruments	15,060	21,483	-	-	36,543
Foreign exchange loss	(32,776)	(39,606)	(141)	(4,282)	(76,805)
Investment and other income (loss)	18	644	(196)	3,334	3,800
Income tax expense	(1,322)	(1,772)	(449)	(12)	(3,555)
Non-controlling interest	-	-	-	(25,596)	(25,596)
Net income (loss) for the period	$53,823	$(34,096)	$14,453	$(42,139)	$(7,959)
Property, plant and equipment additions	$84,992	$126,510	$6,120	$646	$218,268

Rogers Communications Inc.	13	Second Quarter 2005

Segmented Information (continued):

For the Six Months Ended June 30, 2005 (In thousands of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated total
Operating revenue	$1,839,259	$1,005,335	$512,682	$(42,350)	$3,314,926
Cost of sales	320,911	72,567	77,629	-	471,107
Sales and marketing costs	257,157	132,390	92,468	-	482,015
Operating, general and administrative expenses	582,475	448,148	287,070	(12,147)	1,305,546
Management fees	6,012	20,076	7,328	(33,416)	-
Integration expenses	15,580	-	-	-	15,580
Depreciation and amortization	309,360	239,602	25,917	125,500	700,379
Operating income (loss)	347,764	92,552	22,270	(122,287)	340,299
Interest:
Long-term debt and other	(201,287)	(127,210)	(4,205)	(32,389)	(365,091)
Intercompany	26,564	(6,888)	(3,546)	(16,130)	-
Gain on sale of investments	11	2,787	-	9,076	11,874
Writedown of investments	-	-	-	(6,122)	(6,122)
Income (loss) from investments accounted for by the equity method	(866)	-	762	4,143	4,039
Change in fair value of derivative instruments	14,099	1,210	-	3	15,312
Foreign exchange loss	(15,741)	(3,413)	(550)	(4,525)	(24,229)
Investment and other income	722	50	340	3,237	4,349
Income tax expense	(3,453)	(2,771)	(733)	(306)	(7,263)
Net income (loss) for the period	$167,813	$(43,683)	$14,338	$(165,300)	$(26,832)
Property, plant and equipment additions	$272,964	$297,538	$22,360	$12,295	$605,157
Total assets	$6,457,090	$3,907,280	$1,270,281	$1,456,148	$13,090,799

For the Six Months Ended June 30, 2004 (In thousands of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated total
Operating revenue	$1,248,761	$947,920	$446,622	$(35,059)	$2,608,244
Cost of sales	194,432	69,878	69,733	-	334,043
Sales and marketing costs	188,262	117,620	92,388	-	398,270
Operating, general and administrative expenses	399,340	415,943	239,212	(6,210)	1,048,285
Management fees	5,838	18,958	6,516	(31,312)	-
Depreciation and amortization	238,383	236,167	20,896	1,172	496,618
Operating income	222,506	89,354	17,877	1,291	331,028
Interest:
Long-term debt	(104,792)	(120,947)	(5,461)	(38,631)	(269,831)
Intercompany	-	-	(20,745)	20,745	-
Intercompany dividends	-	-	21,401	(21,401)	-
Gain on sale of investments	-	-	-	3,983	3,983
Writedown of investments	-	(494)	-	(3,586)	(4,080)
Loss on repayment of long-term debt	(2,313)	(18,013)	-	-	(20,326)
Income (loss) from investments accounted for by the equity method	-	-	(18,306)	2,106	(16,200)
Change in fair value of derivative instruments	(3,840)	39,832	-	-	35,992
Foreign exchange loss	(57,152)	(59,230)	(240)	(7,748)	(124,370)
Investment and other income (loss)	1,055	(381)	(545)	7,714	7,843
Income tax expense	(2,646)	(2,815)	(618)	1,071	(5,008)
Non-controlling interest	-	-	-	(25,173)	(25,173)
Net Income (loss) for the period	$52,818	$(72,694)	$(6,637)	$(59,629)	$(86,142)
Plant, property and equipment additions	$215,879	$218,086	$11,991	$977	$446,933
Total assets	$3,144,075	$3,784,166	$1,471,633	$361,215	$8,761,089

Rogers Communications Inc.	14	Second Quarter 2005

10.	Related Party Transactions:

The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as detailed below. The Company has also entered into certain transactions with AT&T Wireless Services, Inc. (“AWE”), which was previously a minority shareholder of RWCI. AWE ceased to be a related party effective October 13, 2004.

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004

Amounts paid to (received from) AWE, net	$-	$(796)	$-	$187
Access fees paid to broadcasters accounted
for by the equity method	4,723	4,006	9,214	9,133
	$4,723	$3,210	$9,214	$9,320

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months and six months ended June 30, 2005 and 2004, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,500	$1,300	$3,200	$1,800
Programming services	100	1,600	1,600	3,200
Interest charges and other financing fees	10,400	5,300	22,000	11,300
	$12,000	$8,200	$26,800	$16,300

During the three months and six months ended June 30, 2005 and 2004, the Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2005	2004	2005	2004
Dividends paid on Class A Voting and Class B
Non-Voting shares of the Company	$-	$-	$3,483	$3,483
Charges to the Company for business use
of aircraft	148	37	331	195
Charges by the Company for rent and reimbursement
of office and personnel costs	(18)	(18)	(30)	(36)
	$130	$19	$3,784	$3,642

11.	Subsequent Events:

Purchase of Call-Net Enterprises

On May 11, 2005, the Company and Call-Net Enterprises Inc. ("Call-Net") jointly announced a definitive agreement under which the Company would acquire 100% of Call-Net in a share for share transaction. Call-Net, primarily through its wholly owned subsidiary Sprint Canada Inc., is a Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada.

Rogers Communications Inc.	15	Second Quarter 2005

Subsequent Events (continued):

On June 29, 2005, shareholders of Call-Net voted to approve the acquisition by the Company pursuant to a plan of arrangement, announced on May 11, 2005. Under the arrangement, Call-Net shareholders received one Class B Non-Voting share for each 4.25 shares of Call-Net, representing share consideration of approximately $314 million, excluding transaction costs, based on the value of Class B Non-Voting shares over a period two days before and after the May 11, 2005 announcement date. Final approval for the arrangement was received from the Ontario Superior Court of Justice on June 30, 2005. The transaction closed on July 1, 2005. Subsequently, Call-Net Enterprises Inc. was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc. On July 25, 2005, Rogers Telecom Inc. commenced the termination process for its $55.0 million accounts receivable securitization program.

This transaction will be accounted for using the purchase method with the results of Call-Net consolidated effective July 1, 2005.

Payment of Semi-Annual Dividends

On April 20, the Company declared a semi-annual dividend of C$0.05 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The semi-annual dividend totaling $13.9 million was paid on July 4, 2005 to the shareholders of record as at June 15, 2005. This dividend was made under the Company's dividend policy of $0.10 per share annually, payable through two semi-annual dividend payments of $0.05 per share.

Rogers Communications Inc.	16	Second Quarter 2005